UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                       Commission File Number 0-24795

                        NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K
             [  ] Form 20-F
             [  ] Form 11-K
             [  ] Form 10-Q
             [  ] Form N-SAR

         For Period Ended: December 31, 2001

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:                    Aviation General, Incorporated


Former Name if Applicable:


Address of Principal Executive Office:       7200 N.W. 63rd Street

City, State and Zip Code:                   Bethany, Oklahoma  73008

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a)      The  reasons  described  in  reasonable  detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c)      The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Registrant hired a new Chief Financial Officer who joined the Registrant on February 1, 2002. As a result of the financial disclosures required to be included in an annual report on Form 10-K, the Registrant is unable to complete the report by the prescribed due date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Wirt D. Walker                          (405)                 440-2255
(Name)                                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the company reported revenue of approximately $6.1 million and a net loss of approximately $1.6 million for the nine months ended September 30, 2001, as compared with revenue of approximately $11.5 million and net income of approximately $0.4 million for the nine months ended September 30, 2000. The company also anticipates that its results for the twelve months ended December 31, 2001 will reflect significantly reduced revenue and income (loss) as compared with the twelve months ended December 31, 2000. The company is unable to quantify its year-end results for the reasons set forth in Part III.






                         Aviation General, Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2002             By:      /s/ JEFFREY E. HENDERSON
                                      ----------------------------
                                          Jeffrey E. Henderson
                                          Senior Vice President and Chief
                                               Financial Officer